Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

The Next Step in Democratizing Security

By Peter George, 8 March 2021

In view of today’s [announcement](link to release), I wanted to provide a little more color about how this all relates to our mission and why this moment is so important to that mission. People who join Evolv, including me, come here because we want to make the world a safe place to live, work, learn, and play. We think of ourselves as the human security company because we want security to be less invasive, more human and effective.

I believe this mission is now more urgent than ever because we’re the only company democratizing security in a way that will actually make a difference. That’s a bold statement, but we’re living in a time when bold action is required. Democratizing security is going to be a huge effort, and I believe we’re much more likely to pull it off as a public company. Here’s why we’re so passionate about doing this right now, in this way.

The world is more dangerous than ever before. There were 661 mass shootings in the United States in 2020, a 40% annual increase in a year when most gathering spaces were restricted or shut down. New gun purchases were up 64% last year in the United States, a country that already had more guns than people. US CDC research says 40% of adults reported recent battles with mental health or substance abuse during 2020, with the prevalence of anxiety up 3X and depression up 4X year on year. Some of that anxiety may recede as we come to terms with the pandemic, but all those guns are still out there and the polarization and inequality that drive many acts of violence remain. In this chronically volatile environment, keeping weapons out of gathering spaces must be a top priority for every venue and facility.

Consumers demand touchless experiences everywhere. Even before the pandemic, seemingly every aspect of the consumer experience was going touchless: payments, tickets, retail, bathroom fixtures, doors, minivan hatches, you name it. Crowded security lines and hands-on bag checks were just a nuisance in the past, but now they are unthinkable. No one wants security guards touching their stuff or their person without good reason. The future of the security experience must be touchless and fast.

Analog security processes won’t cut it anymore. Traditional security products are too slow, costly, and error prone for today’s world. Even the most motivated well-trained guards can only do so much, especially when they are fighting a flood of nuisance alarms from outdated analog technology that can’t tell the difference between a gun and a phone. [As I wrote last year] ( https://evolvtechnology.com/the-rise-of-the-digital-threshold/), I believe that the future of security is fully digital. This digital transformation will not only reduce costs, but also unlock innovations that transform the experience from a trial to be endured into a social gathering to be enjoyed.

Security screening isn’t just for airports and jails anymore. It comes as no surprise that very few of the 661 mass shootings in the U.S. last year happened at airports or jails, where security screening is mandatory. The shootings happened at all the other places where people gather: schools, industrial workplaces, offices, malls, places of worship, and stadiums. These facilities need the protection that security screening provides, but they’ll never deploy it at scale until it costs far less without the jailhouse or airport experience. That’s what we do, and we’re now ready to scale it up.

The barriers to democratizing security have fallen. Security screening operations based on our technology costs up to 70% less than traditional screening based on walk-through metal detectors, and we do it up to 10 times faster. And we offer our technology under a modern annual subscription pricing model that reduces up-front costs and gives customers access to future product enhancements. Our customers tell us that we find weapons their old systems would have missed, that their employees and visitors love the experience, and that the promised cost savings are real. In summary, it is now possible for most large facilities to keep dangerous weapons out while keeping visitors, students and employees happy.

The capital we raise through today’s transaction will help us build toward realizing our vision and accomplishing our mission. That means extending our product portfolio, ramping up our sales and marketing activities, and scaling up production of our current products. Being a public company provides access to capital for these activities both now and in the future.

The SPAC approach to becoming a public company has been fantastic because it not only accelerates the whole process of becoming a public company, but also allows us to work with the team at NewHold. Their deep networks, expertise, and experience will be very useful as we rapidly scale our disruptive businesses.

If you share the same vision and are interested in being part of our mission, we’d love to hear from you. We’re hiring in every department. Click [here](hiring page link) to see current openings and check back often.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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